International Managers Series, Inc.-- N-SAR for period ended April 30, 2008

EXHIBIT 77C FOR RIVERSOURCE INTERNATIONAL MANAGERS SERIES, INC.

RESULTS OF MEETING OF SHAREHOLDERS

RIVERSOURCE INTERNATIONAL EQUITY FUND
SPECIAL MEETING OF SHAREHOLDERS HELD ON JAN. 29, 2008
(UNAUDITED)

A brief description of the proposal voted upon at the meeting and the votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to the proposal is set forth below. A vote is based on total dollar interest in the Fund.

To approve an Agreement and Plan of Reorganization between the Fund and RiverSource Disciplined International Equity Fund.


     DOLLARS VOTED "FOR"         DOLLARS VOTED "AGAINST"            ABSTENTIONS               BROKER NON-VOTES
       147,113,627.112                3,205,254.849                7,491,456.189                    0.000